UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 28, 2020

(Date of Report (Date of earliest event reported))

LEGION WORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4275 Executive Square, Suite 200, La Jolla CA	92037
(Address of principal executive offices)	(ZIP Code)

(619)452-1542
(Registrant’s telephone number, including area code)

Voting Common Stock

Warrants

Units consisting of 1 share of Voting Common Stock and

½ Warrant to Purchase ½ Share of Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Filing of Form of Warrant and Subscription Agreement for the Company’s Units

Legion Works, Inc. (the “Company”) is filing with the Commission its Form of Warrant and a revised Subscription Agreement for the Company’s Units as Exhibits EX1A-3 and EX1A-4, respectively, to this Current Report on Form 1-U.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGION WORKS, INC.

Date: December 28, 2020	By:	/s/ Ryan Bettencourt
	Name:	Ryan Bettencourt
	Title:	Chief Executive Officer

3

Exhibit Index

Exhibit No.	Description

EX1A-3	Form of Warrant

EX1A-4B	Subscription Agreement for Legion Works, Inc.’s Units

4